

December 20, 2010

Mr. Don Gilbreath
Chief Executive Officer
ComCam International, Inc.
1140 McDermott Drive
West Chester, PA 19380

> **Re:** **ComCam International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 16, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 000-51763**

Dear Mr. Gilbreath:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Business, page 3

The FCC, page 10

1. Disclose the status of the new generation of cameras and accompanying microservers you plan to produce. See Item 101(h)(4)(iii) of Regulation S-K.. In light of your statement on page thirteen that you have had historical difficulty developing new products, discuss your ability to develop these new products if appropriate.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations,</u>
<u>page 20</u>

<u>Revenue, page 22</u>

2. On page twenty two you state that your revenues were "derived from the provision of technical services as compared to the sale of products in the prior comparative periods." On page 13 you indicate that you "recently resumed the production of [your] products." Explain what, if any, revenues derived were from the sale of products. Your discussion should indicate when you stopped selling products and clearly state why you stopped. In addition, please revise your Item 1. Business discussion to clearly indicate, if true, that you sold none of the products discussed during fiscal 2009.

<u>Financial Statements, page 26</u>

3. Please amend your Form 10-K and Forms 10-Q filed subsequent to the acquisition of Pinnacle Integrated Systems to include the historical financial statements of your predecessor, Pinnacle Integrated Systems, in accordance with Item 8 of Form 10-K and Item 1 of Form 10-Q and Note 1 to Article 8 of Regulation S-X.

<u>Controls and Procedures, page 27</u>

<u>Evaluation of Disclosure Controls and Procedures, page 27</u>

4. Revise the last paragraph in this section for consistency. We note that management found your disclosure controls and procedures ineffective. However, you state that "such information was accumulated and communicated to management … to allow timely decisions regarding required disclosures."

<u>Management's Report on Internal Control over Financial Reporting, page 27</u>

5. Elaborate on the third material weakness described on page 28. Specifically address how your controls over period end financial disclosure and your reporting processes were ineffective.

<u>Directors, Executive Officers and Corporate Governance, page 29</u>

<u>Officers and Directors, page 29</u>

6. For each of your directors continuing in office provide all of the information required by 401(e) of Regulation S-K, including the qualifications that led to the conclusion that the person should serve as a director. We note that Mr. White stepped down as a director in September of 2010.

Involvement in Certain Legal Proceedings, page 31

7. Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officers and directors.

Certain Relationships and Related Transactions and Director Independence, page 34

Certain Relationships and Related Transactions, page 34

8. As a smaller reporting company you are required to disclose transactions with related persons for the fiscal year preceding your last fiscal year in addition to your last fiscal year. See Instruction 2 to Item 404(d) of Regulation S-K. Revise as necessary. In addition, describe the first transaction discussed under Note 7 to your financial statements if appropriate.

Exhibits and Financial Statements, page 35

9. Amend and re-file your Rule 13a-14(a) and Section 1350 certifications to denote that Mr. Gilbreath signed as both your principal executive officer and your principal financial officer.

Form 10-Q for the Period Ended September 30, 2010

Financial Statements, page 3

Note 3 Long-Term Debt, page 8

10. We note the substantially improved cash position of the Registrant at September 30, 2010 in comparison to year end 2009 and the minimal reduction of the balance outstanding in the secured note payable to Mr. and Mrs. Betty and Brown since that note was first reported as in default as of March 31, 2010. With a view to improved disclosure, tell us to what degree consolidated: cash, liquid assets and working capital are held at the subsidiary level. If material amounts of liquid assets as in fact retained at the level of the operating subsidiary, Pinnacle Integrated Systems, Inc., tell the facts and circumstances under which management plans to repatriate such cash and liquidity to the parent company.   Tell us when and under what conditions management plans and expects to honor the parent company's obligation under the secured promissory note.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 12

11. Revise your comparative analysis to discuss the reasons underlying material identified quantitative changes in operating measures from period to period. For example, in the second paragraph under Revenue you state that the increase in the cost of revenue in the current periods can be primarily attributed to the increase in costs of materials sold, but you do not state why the cost of materials sold increased. By further way of example, your disclosure under Other Income indicates that interest expense decreased, but you do not indicate why that decrease occurred. Revise your disclosure throughout your MD&A to cite the reasons behind changes from period to period. In addition, with respect to your expectations going forward, state the respective bases for your beliefs. For example, you should explain why management expects that gross profit will increase in the near term and that gross profit as a percentage of revenue will remain relatively constant in future periods.

Revenue, page 12

12. Revise to clearly indicate the material revenues derived from each of your Pinnacle business, your legacy video surveillance product business and the provision of services. Within this discussion, explain whether you are actively selling products unrelated to your Pinnacle business.

Liquidity and Capital Resources, page 14

13. In your revised disclosure, provide the reason for material changes in items related to liquidity. For example, we note that you did not discuss why your cash flows from financing activities increased significantly. Describe not only how you derived those material cash flows, but also the reason for material increases in fiscal 2010 liquidity in comparison to fiscal 2009 liquidity.

14. Discuss the salient details of each of your material obligations. Your discussion should include at minimum, the note payable to Mr. Robert Betty, the note payable to Mr. Paul Higbee and the unsecured note payable to Global Megatrend. Within your discussion disclose whether you are in default of each obligation. In your response letter, clearly indicate whether you have previously filed these agreements as exhibits. To the extent that you have not, file them with your amendment.

15. Expand the discussion of your ability to meet your financial obligations to address your expectations regarding the adequacy of your sources of liquidity over the next twelve months. Address the financial obstacles you must overcome to continue as a going concern.

Going Concern, page 15

    16. Consider moving this discussion to the forepart of your MD&A section.

Controls and Procedures, page 17

    17. We note that management found your disclosure controls and procedures ineffective in your Form 10-K for the year ended December 31, 2009. Tell us why management feels your disclosure controls and procedures are now effective. Within your explanation, also address the steps you're taking to ensure you timely file all of your future reports with the Commission. In this regard we note your tardiness in filing your Form 10-Q for the period ended June 30, 2010.

Defaults on Senior Securities, page 24

    18. Disclose the total arrearage of the note payable to Mr. Betty as of the filing date of this report. Discuss the default on your note payable to Global Megatrend and any other defaults as appropriate. See Item 3 of Form 10-Q.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

                    Sincerely,

                    /s/ Robert Bartelmes for
                    Larry Spirgel
                    Assistant Director